January 21, 2014

VIA EDGAR

Securities and Exchange Commission
Washington, D.C., 20549
Attention: Mark Brunhofer

Re:                             Exact Sciences Corporation
Form 10-K for the Fiscal Year Ended December 31, 2012 Filed March 1, 2013
Filed May 13, 2013
Form 10-Q for the Quarterly Period Ended June 30, 2013 Filed August 2, 2013
File No. 001-35092

Ladies and Gentlemen:

On behalf of Exact Sciences Corporation (the “Company”), this letter responds to the staff’s letter dated December 20, 2013 regarding the Form 10-K filed March 1, 2013 and the Form 10-Q filed August 2, 2013 by the Company.

For ease of review, the staff’s comments have been repeated and numbered as in the staff’s letter.  Each comment from the staff is immediately followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2012

Business, page 1

1.              We note your response to our prior comment 1 regarding the CLP Agreement. We also note that the agreement contains early termination provisions in Section 3.7 and 4.3. Please revise your disclosure to include the material termination provisions under this agreement.

Company Response

In response to the staff’s comment, the Company proposes to include the disclosure concerning the CLP Agreement contained in Appendix 1 attached hereto into the Business Description section of its Annual Report on Form 10-K for the year ended December 31, 2013 (the “2013 10-K”).  The Company does not believe discussing  the termination provisions set forth in Section 4.3 of the Agreement is warranted because those provisions relate to a joint advisory committee that is not material.

2.              We note your response to our prior comment 1 regarding the license agreement with MAYO. We also note that the agreement contains early termination provisions in Article 10. Please revise your disclosure to include the material termination provisions under this agreement.

Company Response

In response to the staff’s comment, the Company proposes to include the disclosure concerning its licensed patents contained in Appendix 1 attached hereto into the Business Description section of the 2013 10-K.

Intellectual Property, page 5

3.              We note your response to our prior comment 2. Please expand your disclosure regarding the intellectual property concerning each of the agreements with the Mayo Clinic, Hologic, and MDx Health to include the type of patent protection (e.g., method, composition of matter) and the material jurisdictions of the licensed patents.

Company Response

In response to the staff’s comment, the Company proposes to include the disclosure concerning its licensed patents contained in Appendix 1 attached hereto into the Business Description section of the 2013 10-K.

Should you have any questions with respect to this letter, please call the undersigned at (608) 516-4825.

Very truly yours,

/s/ William Megan

William Megan

cc:	Kevin Conroy

2

Appendix 1

Intellectual Property - License Agreements

Genzyme

On January 27, 2009, we entered into a Collaboration, License and Purchase Agreement (the “CLP Agreement”) with Genzyme Corporation (“Genzyme”). Pursuant to the CLP Agreement, we (i) assigned to Genzyme all of our intellectual property applicable to the fields of prenatal and reproductive health (the “Transferred Intellectual Property”), (ii) granted Genzyme an irrevocable, perpetual, exclusive, worldwide, fully-paid, royalty-free license to use and sublicense all of our remaining intellectual property (the “Retained Intellectual Property”) in the fields of prenatal and reproductive health (the “Genzyme Core Field”), and (iii) granted Genzyme an irrevocable, perpetual, non-exclusive, worldwide, fully-paid, royalty-free license to use and sublicense the Retained Intellectual Property in all fields other than the Genzyme Core Field and other than colorectal cancer detection and stool-based disease detection (the “Company Field”). Following the transaction, we retained rights in our intellectual property to pursue only the fields of colorectal cancer detection and stool-based detection of any disease or condition.  Although the licenses granted under the CLP Agreement are perpetual and irrevocable, the Retained Intellectual Property includes patents, the last of which expires in 2028.  The CLP Agreement contains customary termination provisions which permit termination in the event of material uncured breaches.

In connection with the CLP Agreement and certain related transactions, Genzyme agreed to pay us an aggregate of $18.5 million, of which $16.65 million was paid at closing and $1.85 million (the “Holdback Amount”) was subject to a holdback by Genzyme to satisfy certain of our potential indemnification obligations. Genzyme also agreed to pay us double digit royalties on income received by Genzyme as a result of any licenses or sublicenses to third parties of the Transferred Intellectual Property or the Retained Intellectual Property in any field other than the Genzyme Core Field or the Company Field.  Under the CLP Agreement, we are required to deliver to Genzyme certain intellectual property improvements, if improvements are made during the initial five years following the date of the CLP Agreement.

In addition, we entered into a Common Stock Subscription Agreement with Genzyme on January 27, 2009, which provided for the private issuance and sale to Genzyme of 3,000,000 shares of our common stock, $0.01 par value per share, at a per share price of $2.00, for an aggregate purchase price of $6.0 million. The price paid by Genzyme for our shares represented a premium of $0.51 per share above the closing price of our common stock on that date of $1.49 per share, or an aggregate premium of $1.53 million.

MAYO

In June 2009 we entered into a patent licensing agreement with MAYO.  Under the license agreement, MAYO granted us an exclusive, worldwide license within the field of stool or blood based cancer diagnostics and screening (excluding a specified proteomic target) with regard to certain MAYO patents and patent applications, as well as a non-exclusive, worldwide license within such field with regard to certain MAYO know-how.  The licensed MAYO patents and patent applications contain both method and composition-of-matter claims that relate to sample processing, analytical testing and data analysis associated with nucleic acid screening for cancers and other diseases.  The jurisdictions covered by these patents and patent applications include the U.S., Canada, the European Union and Japan.  In addition to granting us a license to the covered MAYO intellectual property, MAYO agreed to make available personnel to provide us product development and research and development assistance.

Under the license agreement, we assumed the obligation and expense of prosecuting and maintaining the licensed MAYO patents and are obligated to make commercially reasonable efforts to bring to market products using the licensed MAYO intellectual property.  Pursuant to the license agreement, we granted MAYO two common stock purchase warrants with an exercise price of $1.90 per share covering 1,000,000 and 250,000 shares of common stock.  We agreed to pay MAYO a low single digit royalty on our net sales of products using the licensed MAYO intellectual property. We are also required to pay minimum annual royalty fees of $10,000 on June 12, 2012 and $25,000 on June 12, 2013 and each year thereafter through 2029.  The MAYO license agreement required various other payments, including an upfront payment of $80,000, which we paid in the third quarter of 2009, and a milestone payment of $250,000 on the commencement of patient enrollment in FDA trials for our Cologuard pre-cancer and cancer screening test, which we paid in June 2011.  We will be required to pay MAYO $500,000 upon FDA approval of our Cologuard test.

In May 2012 we expanded our relationship with MAYO through an amendment to the license agreement. As part of the amendment, MAYO expanded the license to include all gastrointestinal cancers and diseases, and new cancer screening applications of stool- and blood-based testing. As consideration for the expanded license, we granted MAYO 97,466 shares of our common stock, one quarter of which vested immediately, with the remainder to vest in three equal annual installments. We sought rights to the MAYO intellectual property for the specific purpose of developing future non-invasive, stool-based DNA screening tests for gastrointestinal diseases other than colorectal cancer. In addition, we agreed to issue MAYO shares of our common stock with a value of $200,000 upon commercial launch of our second and third products that use the licensed MAYO intellectual property.  Additionally, we agreed in the amendment to pay MAYO, for each of our products that use licensed MAYO intellectual property, $200,000 cash upon such product reaching $5 million in cumulative net sales, $750,000 cash upon such product reaching $20 million in cumulative net sales, and $2 million cash upon such product reaching $50 million in cumulative net sales.

The license agreement will remain in effect, unless earlier terminated by the parties in accordance with the agreement, until the last of the licensed patents expires in 2033 (or later, if certain licensed patent applications are issued). However, if we are still using the licensed MAYO know-how or certain MAYO-provided biological specimens or their derivatives on such expiration date, the term shall continue until the earlier of the date we stop using such know-how and materials and the date that is five years after the last licensed patents expires.  The license agreement contains customary termination provisions and permits MAYO to terminate the license agreement if the Company sues MAYO or its affiliates, other than any such suit claiming an uncured material breach by MAYO of the license agreement.

Hologic

In October 2009, we entered into a technology license agreement with Hologic, Inc. (“Hologic”). Under the license agreement, Hologic granted us an exclusive, worldwide license within the field of human stool based colorectal cancer and pre-cancer detection or identification with regard to certain Hologic patents, patent applications and improvements, including Hologic’s Invader detection chemistry (the “Covered Hologic IP”).  The licensed patents and patent applications contain both method and composition-of-matter claims.  The jurisdictions covered by these patents and patent applications include the U.S., Canada, the

European Union, Australia and Japan.  The license agreement also provided us with non-exclusive, worldwide licenses to the Covered Hologic IP within the field of clinical diagnostic purposes relating to colorectal cancer (including cancer diagnosis, treatment, monitoring or staging) and the field of detection or identification of colorectal cancer and pre-cancers through means other than human stool samples.  In December 2012 we entered into an amendment to this license agreement with Hologic pursuant to which Hologic granted us a non-exclusive worldwide license to the Covered Hologic IP within the field of any disease or condition within, related to or affecting the gastrointestinal tract and/or appended mucosal surfaces.

We paid Hologic $50,000 upon executing the license agreement in 2009 and $100,000 when we began enrollment in our FDA trial in June 2011. We are required to pay Hologic a low single digit royalty on our net sales of products using the Covered Hologic IP, and to make a $100,000 milestone payment upon FDA approval of our Cologuard test.

Unless earlier terminated in accordance with the agreement, the license agreement will remain in effect until the last of the licensed patents expires in 2016 (or later, if certain licensed patent applications are issued).  The agreement contains customary termination provisions which, among other things, permits termination in the event of material uncured breaches.  Under the 2009 Hologic license agreement, we agreed to meet certain commercialization milestones, of which the only remaining milestone is to commercialize a product using the Covered Hologic IP by April 14, 2014.  Failure to meet this milestone, after certain cure periods, may result in the termination of the licenses.

MDx Health

In July 2010, we entered into a technology license and royalty agreement with MDx Health (formerly Oncomethylome Sciences, S.A.). Under the license agreement, MDx Health granted us an exclusive, worldwide license to sell products, and a U.S. license to sell services, in the field of in vitro diagnostic testing of fecal samples for detection of colorectal cancer and colorectal pre-cancer to certain patents and patent applications related to DNA methylation biomarkers. The licensed patents and patent applications contain both method and composition-of-matter claims.  The jurisdictions covered by these patents and patent applications include the U.S., Canada, the European Union, China and Japan.  Under the agreement, we are obligated to make commercially reasonable efforts to bring to market products using the licensed MDx Health patents. We paid MDx Health $100,000 upon executing the agreement in July 2010 and we are required to pay MDx Health a minimum royalty fee of $100,000 on each anniversary of the agreement for the life of the contract. We are also required to pay MDx Health $100,000 upon the first commercial sale of a licensed product after the receipt of FDA approval, $150,000 after we have reached net sales of $10 million of a licensed product after receipt of FDA approval, $750,000 after we have reached net sales of $50 million, and $1 million after we have reached net sales of $50 million in a single calendar year. We are also required to pay MDx Health a low single digit royalty on our net sales of products and services using the licensed patents.  Unless earlier terminated by the parties in accordance with the agreement, the license agreement will remain in effect until the last of the licensed patents expires in 2028. The agreement contains customary termination provisions which, among other things, permit termination in the event of material uncured breaches.